UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of September 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

    Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated September 30, 2011.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  October 3, 2011

Exhibit No.	Description
1.	Press release, dated September 30, 2011.

Exhibit 1

Jinpan International Rewards Select Employees Through Corporate Recognition Program

CARLSTADT, N.J., Sept. 30, 2011 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced that it has rewarded forty of the Company's China-based employees with a one-week, all expense paid trip to New York City as part of the Company's employee recognition program. This program was recently created by Jinpan's executive management team to reward distinguished employees throughout various departments for their hard work, dedication and extraordinary contributions to the Company. During their visit to the U.S., the company's employees will visit the company's facility in Carlstadt, NJ.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "Our employees are our most valuable asset who serve as the foundation of our success. The past, present, and future success of Jinpan depends on its ongoing ability to more competitively attract, retain, and develop high skilled professional and technical staff. This creative employee recognition program not only supports our personnel management strategies, but it also facilitates the cross-pollination of our China operations with our U.S. facility. The accelerating global nature of our business requires us to creatively leverage our operational resources to facilitate international logistics, testing, R&D, and strategic & tactical relationships. Our recognition program will allow many of our talented, dedicated China-based employees to more clearly understand and effectively contribute to the global nature of our operations."

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2010 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.
SOURCE Jinpan International Ltd.

CONTACT: Mark Du, Chief Financial Officer, Jinpan International Ltd., +1-201-460-8778; In U.S., Bill Zima, ICR,
Inc., +1-203-682-8233 http://www.prnewswire.com